SOLARFUN REPORTS FOURTH QUARTER 2009 RESULTS

SHANGHAI, China, March 5, 2010 --  Solarfun Power Holdings Co., Ltd. ( “Solarfun” or the “Company”) (NASDAQ: SOLF), a vertically integrated manufacturer of silicon ingots, wafers and photovoltaic (PV) cells and modules in China, today reported its unaudited financial results for the quarter ended December 31, 2009.

FOURTH QUARTER 2009 HIGHLIGHTS

•	Total net revenues were RMB 1,252.7 million (US$183.5 million) in 4Q09, an increase of 26.9% from 3Q09 and an increase of 11.6% from 4Q08.
•	PV module shipments reached 110.8 MW, an increase from 102.6 MW in 3Q09 and from 47.6 MW in 4Q08.
•	Average selling price, excluding module processing services, declined, as expected, to US$1.95 per watt in 4Q09.
•	Gross profit was RMB 235.6 million (US$34.5 million) and the gross margin was 18.8%.
•	Net income attributable to shareholders on a non-GAAP basis was RMB 95.9 million (US$14.1 million), an increase of 40.6% from 3Q09.
•	Annualized ROE on a non-GAAP basis improved to 17.4% from 13.4% in 3Q09.
•	As of December 31, 2009, the Company had cash and cash equivalents of RMB 645.7 million (US$94.6 million) and working capital of RMB 1,900.4 million (US$278.4 million).
•	Net cash from operating activities was RMB 336.9 million (US$49.4 million).

Peter Xie, President of Solarfun, commented, “We are pleased with our 4Q results.  In particular, the net income attributable to shareholders on a non-GAAP basis increased by 40.6% in 4Q as compared to the previous quarter.  In addition, the annualized ROE on a non-GAAP basis improved significantly to 17.4% in 4Q as compared to 13.4% in the previous quarter, which reflects management’s keen focus on optimizing its use of capital.”

FOURTH QUARTER 2009 RESULTS

•
Total net revenues were RMB 1,252.7 million (US$183.5 million) in 4Q09, an increase of 26.9% from RMB 986.8 million in 3Q09 and an increase of 11.6% from RMB 1,122.7 million in 4Q08.  The increase in net revenue from 3Q09 was primarily due to higher shipment volumes reflecting improved industry demand as well as a change in the revenue mix.

•
PV module processing services contributed 6.3% of the total net revenues in 4Q09 as compared to 17.1% of total net revenues in 3Q09.   The percentage contribution from PV module processing services decreased as more production capacity during the quarter was used for the Company’s own PV module shipments.

•
PV module shipments reached 110.8 MW in 4Q09, an increase from 102.6 MW in 3Q09 and from 47.6 MW in 4Q08.   In 4Q09, excluding module processing services, the Company recorded greater geographic diversity in its PV module sales, with German-based customers accounting for 57% of the Company’s total PV module revenues, down from 60% and 83% in 3Q09 and 2Q09, respectively.  Shipments to the Czech Republic continued to grow, reaching 12% of total PV module revenues.  More significantly, the Company saw strong growth in shipments in China, which accounted for 11% of total PV module revenues as compared to 1% in the previous quarter.  Other key markets in 4Q09 were Australia, Korea and France, which in total accounted for 17% of total PV module revenues.

•
Average selling price (“ASP”), excluding module processing services, declined, as expected, to US$1.95 per watt in 4Q09 from US$2.03 per watt in 3Q09.  The decline in ASP was in line with the decrease in the market prices of PV products.

•
Gross profit was RMB 235.6 million (US$34.5 million) in 4Q09, compared to gross profit of RMB 204.4 million in 3Q09 and a gross loss of RMB 377.8 million in 4Q08.  Gross margin was 18.8% in 4Q09 compared to 20.7% in 3Q09.   The lower gross margin in 4Q09 reflects the lower average selling price.

•
Operating profit was RMB 125.7 million (US$18.4 million) in 4Q09, compared to operating profit of RMB 129.4 million in 3Q09 and an operating loss of RMB 439.2 million in  4Q08.   Operating margin for 4Q09 was 10.0% as compared to 13.1% in 3Q09 and negative 39.1% in 4Q08.  Operating expenses as a percentage of total net revenues increased to 8.8% in 4Q09 as compared to 7.6% in the previous quarter, primarily due to higher selling expenses incurred to serve an expanding customer base as well as higher R&D expenses incurred during the quarter.

•	Interest expense was RMB 39.7 million (US$5.8 million) in 4Q09, representing a slight decrease from RMB 40.8 million in 3Q09, and an increase from RMB 26.8 million in 4Q08.

•
The loss from the change in the fair value of the conversion feature of the Company's convertible bonds was RMB 71.3 million (US$10.4 million) in 4Q09 as compared to a gain of RMB 82.4 million in 3Q09.  The change, arising from the adoption of ASC 815-40, was due to a number of factors, including changes in the Company's ADS price during the quarter. This line item, over which the Company has no control, has fluctuated, and is expected to continue to fluctuate quarter-to-quarter.

•
On a non-GAAP basis, excluding the accounting impact of the adoption of ASC 815-40, net income attributable to shareholders was RMB 95.9 million (US$14.1 million) in 4Q09, compared to net income attributable to shareholders of RMB 68.2 million in 3Q09 and a net loss attributable to shareholders of RMB 418.8 million in 4Q08.   Net income per basic ADS, on a non-GAAP basis, was RMB 1.66 (US$0.25) in 4Q09, compared to net income per basic ADS of RMB 1.26 in 3Q09 and a net loss per basic ADS of RMB 7.79 in 4Q08.

•
On a GAAP basis, net income attributable to shareholders was RMB 10.6 million (US$1.6 million) in 4Q09, compared to net income attributable to shareholders of RMB 136.6 million in 3Q09 and a net loss attributable to shareholders of RMB 418.8 million in 4Q08.  Net income per basic ADS was RMB 0.18 (US$0.03) in 4Q09, compared to a net income per basic ADS of RMB 2.53 in 3Q09 and a net loss per basic ADS of RMB 7.79 in 4Q08.

•
On a non-GAAP basis, excluding the accounting impact of the adoption of ASC 815-40, the Company had an annualized return on equity of 17.4% in 4Q09 as compared to an annualized return on equity of 13.4% in 3Q09 and negative 72.1% in 4Q08.   On a GAAP basis, the Company had an annualized return on equity of 1.5% in 4Q09 as compared to an annualized return on equity of 21.0% in 3Q09 and negative 72.1% in 4Q08.

FINANCIAL POSITION

As of December 31, 2009, the Company had cash and cash equivalents of RMB 645.7 million (US$94.6 million) and working capital of RMB 1,900.4 million (US$278.4 million). Total short-term bank borrowings were RMB 404.8 million (US$59.3 million), a decrease from RMB 1,013.7 million as of September 30, 2009.   Solarfun believes that the stable level of cash on hand and steady payback of a substantial amount of short-term bank borrowings indicates a strengthening in the Company’s financial position.

As of December 31, 2009, the Company had total long-term debt of RMB 1,128.7 million (US$165.3 million), comprising both bank loans and convertible notes payable.   The Company’s bank loans are to be repaid in installments until their maturity in 2011 and 2012.  The first maturity of the convertible notes payable is in 2015.

Net cash from operating activities in 4Q09 was RMB 336.9 million (US$49.4 million), an increase from RMB 160.3 million in 3Q09 and RMB 124.2 million in 4Q08.

The Company believes that cash on hand, cash flow from operations and undrawn bank credit lines collectively represent adequate funds to finance the Company’s near-term growth.

As of December 31, 2009, accounts receivable decreased to RMB 587.5 million (US$86.1 million) from RMB 707.2 million as of September 30, 2009.  Days sales outstanding improved from 56 days in 3Q09 to 47 days in 4Q09.

Inventories decreased to RMB 784.0 million (US$114.9 million) from RMB 808.4 million as of September 30, 2009.  Days inventory outstanding improved from 88 days in 3Q09 to 71 days in 4Q09.

Capital expenditures were RMB 23.7 million (US$3.5 million) in 4Q09.  For the full year of 2009, the total capital expenditures were RMB 242.9 million.

Details on the Company’s production capacity:

Annualized Capacity (MW)	As of December 31, 2008	As of September 30, 2009	As of December 31, 2009	As of December 31, 2010E
Ingots	280	300	300	300
Wiresaw	150	300	300	300
Cells	360	360	360	480
Modules	400	500	550	700

BUSINESS OUTLOOK

The Company provides the following guidance based on current operating trends and market conditions.

For 1Q10, the Company expects:
•	Total module shipments to be 130MW to 140MW, of which approximately 30% will be for PV module processing services.
•
Average selling prices for PV module shipments to decline by approximately 10% from 4Q09 on the assumption that the Euro/US dollar exchange rate stays at approximately 1.35 for the rest of the quarter.

For the full 2010 fiscal year, the Company expects:

•	Shipment volumes to total approximately 600MW, including PV module processing that would account for approximately 20-30% of the total shipments.

•	Capital expenditures to be approximately RMB 650 million (US$95 million), which would be routinely re-evaluated based on prevailing market conditions.

Peter Xie concluded, “In a year of significant quarter-to-quarter changes in the global solar industry, we achieved significant shipment growth as we crossed the 300MW shipment threshold in 2009, which represented over 80% growth from 2008. After a transition year for Solarfun in 2009, we expect 2010 to be a year of renewed focus on manufacturing cost, product quality and differentiation as well as investment in customer service as we strive to maintain high growth and gain market share. ”

CONFERENCE CALL

Management will discuss the results and take questions following the prepared remarks.

The dial-in details for the live conference call are as follows:

US Toll Free	1.866.271.5140
International Toll Free	1.617.213.8893
South China Toll Free North China Toll Free	10 800 130 0399 10 800 852 1490 10 800 152 1490
Participant Code SOLF

A live webcast of the conference call will be available on the investor relations section of the Company's website at: http://www.solarfun.com.cn. A replay of the webcast will be available for one month.

A telephone replay of the call will be available until March 12, 2010.  The dial-in details for the replay are as follows:

US Toll Free	1.888.286.8010
International Toll	1.617.801.6888
Passcode	22776555

FINANCIAL STATEMENTS

SOLARFUN POWER HOLDINGS CO., LTD.
CONSOLIDATED BALANCE SHEETS
(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("USD")

7.2946	December 31	September 30	December 31	December 31
	2008	2009	2009	2009
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	RMB	RMB	RMB	USD
ASSETS
Current assets
Cash and cash equivalents	410,901	793,186	645,720	94,599
Restricted cash	88,137	131,537	60,539	8,869
Financial assets	39,665	-	7,360	1,078
Accounts receivable, net	319,537	707,235	587,488	86,066
Inventories, net	731,708	808,415	783,973	114,853
Advance to suppliers, net	1,145,614	827,880	979,762	143,536
Other current assets	481,749	283,043	180,315	26,416
Deferred tax assets	57,992	67,860	63,115	9,246
Amount due from related parties	19	42,590	12,458	1,825
Total current assets	3,275,322	3,661,746	3,320,730	486,488
Non-current assets
Fixed assets – net	1,492,575	1,604,885	1,586,283	232,392
Intangible assets – net	212,736	210,003	208,563	30,555
Goodwill	134,735	134,735	134,735	19,739
Deferred tax assets	4,489	7,660	13,789	2,020
Long-term deferred expenses	37,444	33,718	33,135	4,854
Total non-current assets	1,881,979	1,991,001	1,976,505	289,560
TOTAL ASSETS	5,157,301	5,652,747	5,297,235	776,048
LIABILITIES
Current liabilities
Financial liabilities	5,792	41,489	1,148	168
Short-term bank borrowings	1,098,832	1,013,738	404,764	59,298
Long-term bank borrowings, current portion	30,000	75,000	90,000	13,185
Accounts payable	217,026	392,625	441,768	64,719
Notes payable	39,341	159,195	186,921	27,384
Accrued expenses and other liabilities	189,028	178,340	191,895	28,113
Customer deposits	9,494	21,346	59,685	8,744
Deferred tax liability	1,416	-	-	-
Unrecognized tax benefit	27,385	28,467	27,385	4,012
Amount due to related parties	39,766	13,564	16,765	2,456
Total current liabilities	1,658,080	1,923,764	1,420,331	208,079
Non-current liabilities
Long-term bank borrowings, non-current portion	170,000	402,500	380,000	55,670
Convertible notes payable	1,178,969	573,441	658,653	96,493
Deferred tax liability	27,155	26,713	26,566	3,892
Total non-current liabilities	1,376,124	1,002,654	1,065,219	156,055
TOTAL LIABILITIES	3,034,204	2,926,418	2,485,550	364,134

Redeemable ordinary shares	32	32	32	5

EQUITY
Shareholders’ equity
Ordinary shares	214	220	227	33
Additional paid-in capital	2,138,624	2,252,642	2,331,797	341,610
Statutory reserves	47,638	57,163	69,564	10,191
Retained earnings (deficit)	(67,594)	411,845	410,065	60,075
Total shareholders’ equity	2,118,882	2,721,870	2,811,653	411,909
Noncontrolling interest	4,183	4,427	-	-
TOTAL EQUITY	2,123,065	2,726,297	2,811,653	411,909
TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY	5,157,301	5,652,747	5,297,235	776,048

SOLARFUN POWER HOLDINGS CO., LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("USD"), except for number of shares and per share data)

	December 31	September 30	December 31	December 31	December 31	December 31	December 31
	2008	2009	2009	2009	2008	2009	2009
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	RMB	RMB	RMB	USD	RMB	RMB	USD

Net revenues	1,122,697	986,798	1,252,711	183,522	4,949,068	3,778,316	553,527
Cost of revenues	(1,500,497)	(782,399)	(1,017,141)	(149,012)	(4,905,147)	(3,341,936)	(489,596)
Gross profit / (losses)	(377,800)	204,399	235,570	34,510	43,921	436,380	63,931

Operating expenses
Selling expenses	(20,202)	(24,806)	(46,114)	(6,756)	(87,913)	(105,454)	(15,449)
G&A expenses	(39,811)	(42,888)	(50,866)	(7,452)	(143,340)	(180,989)	(26,515)
R&D expenses	(1,433)	(7,324)	(12,843)	(1,882)	(19,679)	(32,025)	(4,692)
Total operating expenses	(61,446)	(75,018)	(109,823)	(16,090)	(250,932)	(318,468)	(46,656)
Operating profit / (losses)	(439,246)	129,381	125,747	18,420	(207,011)	117,912	17,275

Interest expenses	(26,769)	(40,757)	(39,662)	(5,811)	(103,146)	(157,907)	(23,134)
Interest income	1,974	2,150	1,298	190	10,004	5,002	733
Exchange gain / (losses)	(28,794)	8,139	(14,694)	(2,153)	(35,230)	(23,814)	(3,489)
Gain / (losses) on change in fair value of derivative	50,307	(27,466)	15,397	2,256	83,090	9,594	1,406
Gain / (losses) on change in conversion feature fair value of convertible bond	-	82,357	(71,279)	(10,442)	-	(73,887)	(10,825)
Other income	4,629	1,212	1,265	185	15,018	6,286	921
Other expenses	(2,860)	(1,903)	(2,046)	(300)	(25,604)	(11,835)	(1,734)
Government grant	3,020	1,957	2,000	293	3,480	7,661	1,122
Net income / (losses) before income tax	(438,123)	155,070	18,026	2,638	(259,399)	(120,988)	(17,725)
Income tax benefit / (expenses)	19,270	(18,117)	(7,338)	(1,075)	(6,519)	(23,928)	(3,505)
Net income / (losses)	(418,853)	136,953	10,688	1,563	(265,918)	(144,916)	(21,230)
Net income / (losses) attributable to noncontrolling interest	(16)	331	67	10	14,573	311	46
Net income / (losses) attributable to shareholders	(418,837)	136,622	10,621	1,553	(280,491)	(145,227)	(21,276)

Net income / (losses) per share
Basic	(1.56)	0.51	0.04	0.01	(1.11)	(0.53)	(0.08)
Diluted	(1.56)	0.51	0.04	0.01	(1.11)	(0.53)	(0.08)

Shares used in computation
Basic	268,717,524	270,304,495	287,982,207	287,982,207	252,659,614	274,067,760	274,067,760
Diluted	268,717,524	270,503,158	288,210,311	288,210,311	252,659,614	274,067,760	274,067,760

Net income / (losses) per ADS
Basic	(7.79)	2.53	0.18	0.03	(5.55)	(2.65)	(0.39)
Diluted	(7.79)	2.53	0.18	0.03	(5.55)	(2.65)	(0.39)

ADSs used in computation
Basic	53,743,505	54,060,899	57,596,441	57,596,441	50,531,923	54,813,552	54,813,552
Diluted	53,743,505	54,100,632	57,642,062	57,642,062	50,531,923	54,813,552	54,813,552

SOLARFUN POWER HOLDINGS CO., LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("USD"),

	For the three months ended				For the years ended
	December 31, 2008	September 30, 2009	December 31, 2009	December 31, 2009	December 31, 2008	December 31, 2009	December 31, 2009
	RMB	RMB	RMB	USD	RMB	RMB	USD

Cash flow from operating activities
Net (loss) income	(418,837)	136,622	10,621	1,553	(280,491)	(145,227)	(21,276)
Minority income	(16)	331	67	10	14,573	311	46
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Change in fair value of financial derivative	(4,250)	27,967	(47,701)	(6,988)	(33,873)	27,661	4,052
Loss from disposal of a subsidiary	384	-	-	-	384	-	-
Amortization of convertible bonds discount	-	12,946	13,933	2,041	-	50,788	7,440
Changes in fair value of conversion feature of Convertible Bonds	-	(82,357)	71,279	10,442	-	73,887	10,825
Loss from disposal of fixed assets	-	20	96	14	-	719	105
Gain from disposal of intangible asset	(3,403)	-	-	-	(3,403)	-	-
Depreciation and amortization	23,034	41,403	43,072	6,310	67,170	153,174	22,440
Amortization of long-term deferred expense	958	1,636	1,570	230	5,145	6,670	977
Provision for doubtful debt of advance to suppliers	761	(1,954)	163	24	41,962	234,724	34,387
Reversal of doubtful debt for accounts receivable		115	3,723	545		3,723	545
Write down of inventory	326,449	71,971	40,341	5,910	413,789	282,574	41,397
Stock compensation expense	9,497	9,855	8,509	1,247	34,826	42,671	6,251
Warranty provision	9,105	8,259	2,744	402	27,678	24,824	3,637
Deferred tax benefit	(33,484)	(4,421)	(854)	(125)	(50,068)	(15,792)	(2,314)
Unrecognized tax benefit	27,385	268	(1,082)	(159)	27,385	-	-
Others	2	-	-	-	2	-	-
Changes in operating assets and liabilities
Restricted cash	259,958	(13,096)	5,166	757	(44,602)	2,011	295
Inventory	(306,417)	(184,643)	(15,899)	(2,329)	(417,016)	(334,839)	(49,054)
Account receivables	28,419	(193,022)	116,024	16,998	111,157	(271,674)	(39,800)
Subsidy receivables	209,076	-	-	-	-	-	-
Advances to suppliers	-	51,984	(152,045)	(22,275)	(547,458)	(68,872)	(10,090)
Prepaid expense	(50,000)	34,770	18,663	2,734	(50,000)	86,375	12,654
Other current assets	(2,947)	58,464	84,065	12,320	(47,271)	215,059	31,508
Amount due from related parties	9,325	(18,155)	30,132	4,414	901	(12,439)	(1,822)
Accounts payable	69,650	143,970	51,946	7,610	103,199	238,804	34,985
Accrued expenses and other liabilities	(1,166)	33,950	10,811	1,584	(27,857)	33,648	4,929
Deferred revenue	(6,185)	-	-	-	-	-	-
Customer deposits	(23,118)	18,000	38,339	5,617	(18,134)	50,191	7,353
Amount due to related parties	-	-	3,201	469	(2,038)	10,362	1,518
Convertible bonus	-	5,461	-	-	-	-	-

Net cash provided by (used in) operating activities	124,180	160,344	336,884	49,355	(674,040)	689,333	100,988

Cash flows from investing activities
Acquisition of fixed assets	(209,157)	(49,104)	(27,468)	(4,024)	(849,544)	(260,054)	(38,098)
Change of restricted cash	42,565	142,308	65,832	9,644	(1,282)	25,587	3,749
Acquisition of intangible assets	(48,034)	-	(125)	(18)	(48,517)	(438)	(64)
Acquisition of subsidiaries	(88,968)	-	(850)	(125)	(267,566)	(89,818)	(13,159)
Proceeds from disposal of intangible asset	6,958	-	-	-	6,958	-	-
Disposal of (investment in) affiliate	-	-	-	-	300	-	-
Proceeds from disposal of a subsidiary	(9,394)	-	-	-	(9,394)	-	-

Net cash provided by (used in) investing activities	(306,030)	93,204	37,389	5,477	(1,169,045)	(324,723)	(47,572)

Cash flows from financing activities
Capital contributed by minority interest shareholder	-	-	-	-	65,560	-	-
Net proceeds from issuance of redeemable ordinary shares	-	-	-	-	32	-	-
Net proceeds from issuance of ordinary shares	-	-	-	-	1,178,969	-	-
Net proceeds from issuance of ordinary shares	-	-	-	-	489,875	-	-
Proceeds from exercise of stock option	-	-	22	3	12,091	1,103	162
Proceeds from issuance of ordinary shares	-	78,607	70,387	10,312	-	148,994	21,828
Proceeds from short-term bank borrowings	1,073,667	631,564	65,097	9,537	3,119,682	1,900,675	278,450
Payment of short term bank borrowings	(985,309)	(1,011,840)	(674,071)	(98,752)	(2,985,852)	(2,594,743)	(380,132)
Proceeds from long term bank borrowings	(7,000)	300,000	-	-	200,000	300,000	43,950
Payment for long term bank borrowings	-	(7,500)	(7,500)	(1,099)	(15,000)	(30,000)	(4,395)
Payment for long term deferred assets	-	2,481	-	-	-	-	-
Issuance of notes payables	-	51,586	27,726	4,062	-	147,580	21,621
Profit distribution	-	-	(3,400)	(498)	-	(3,400)	(498)
Repayment of advances from related parties	-	-	-	-	(84,299)	-	-

Net cash provided by (used in) financing activities	81,358	44,898	(521,739)	(76,435)	1,981,058	(129,791)	(19,014)

Net increase in cash and cash equivalents	(100,492)	298,446	(147,466)	(21,603)	137,973	234,819	34,402

Cash and cash equivalents at the beginning of period	511,393	494,740	793,186	116,202	272,928	410,901	60,197

Cash and cash equivalents at the end of period	410,901	793,186	645,720	94,599	410,901	645,720	94,599

Supplemental disclosure of cash flow information:
Interest paid	22,815	100,412	21,268	3,116	102,440	156,143	22,875
Income tax paid	10,244		30,978	4,538	51,273	39,159	5,737
Realized gain from derivative contracts	46,057	503	(32,305)	(4,733)	49,216	37,255	5,458
Supplemental schedule of non-cash activities:
Acquisition of fixed assets included in Accounts Payable	6,871	33,702	(2,803)	(411)	35,904	21,842	3,200
Conversion of convertible bonds into ordinary shares	-	-	-	-	-	179	26
Transfer of unamortized debt issuance costs to equity upon conversion of Convertible Bonds into ordinary shares	-	-	-	-	-	(5)	(1)

	For the three months ended		For the three months ended
	December 31, 2008	September 30, 2009	December 31, 2009	December 31, 2009
	(RMB million)	(RMB million)	(RMB million)	(US$ million)

Non-GAAP net income/(losses) attributable to shareholders	(418.8)	68.2	95.9	14.1

Fair value changes of the conversion features of the Convertible bonds	-	82.4	(71.3)	(10.4)

Accretion of interest of the Convertible bonds	-	(14.0)	(14.0)	(2.1)

GAAP net income/(losses) attributable to shareholders	(418.8)	136.6	10.6	1.6

	For the three months ended		For the three months ended
	December 31, 2008	September 30, 2009	December 31, 2009	December 31, 2009
	(RMB)	(RMB)	(RMB)	(USD)

Non-GAAP net income/(losses) per ADS	(7.79)	1.26	1.66	0.25

Fair value changes of the conversion features of the Convertible bonds	-	1.52	(1.24)	(0.18)

Accretion of interest of the Convertible bonds	-	(0.25)	(0.24)	(0.04)

GAAP net income/(losses) per ADS	(7.79)	2.53	0.18	0.03

ADSs used in computation (Diluted)	53,743,505	54,100,632	57,642,062	57,642,062

	For the three months ended
	December 31, 2008	September 30, 2009	December 31, 2009	Annualised for the fourth quarter of 2008	Annualised for the third quarter of 2009	Annualised for the fourth quarter of 2009

Non-GAAP Return on Equity	-18.03%	3.35%	4.35%	-72.12%	13.40%	17.40%

Fair value changes of the conversion features of the Convertible bonds	-	2.28%	-3.32%	-	9.11%	-13.27%

Accretion of interest of the Convertible bonds	-	-0.39%	-0.65%	-	-1.55%	-2.61%

GAAP Return on equity	-18.03%	5.24%	0.38%	-72.12%	20.96%	1.52%

FOREIGN CURRENCY CONVERSION
The conversion in this release of Renminbi into U.S. dollars is made solely for the convenience of the reader, and is based on the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board as of December 31, 2009, which was RMB 6.8259 to US$1.00. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on December 31, 2009, or at any other date. The percentages stated in this press release are calculated based on Renminbi amounts.

USE OF NON-GAAP FINANCIAL MEASURES
The Company has included in this press release certain non-GAAP financial measures, including certain line items presented on the basis that the accounting impact of the adoption of ASC 815-40 had not been recorded. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the performance of the Company and when planning and forecasting future periods. Readers are cautioned not to view non-GAAP financial measures on a stand-alone basis or as a substitute for GAAP measures, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP measures with non-GAAP measures also included herein.

SAFE HARBOR STATEMENT
This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include 1Q and full-year 2010 estimates for net revenues, PV product shipments, and PV cell production capacity.  Forward-looking statements involve inherent risks and uncertainties and actual results may differ materially from such estimates depending on future events and other changes in business climate and market conditions.  Solarfun disclaims any obligation to update or correct any forward-looking statements.

ABOUT SOLARFUN
Solarfun manufactures both PV cells and PV modules, provides PV cell processing services to convert silicon wafers into PV cells, and supplies solar system integration services in China. Solarfun produces both monocrystalline and multicrystalline silicon cells and modules. Solarfun sells its products both through third-party distributors, OEM manufacturers and directly to system integrators. Solarfun was founded in 2004 and its products have been certified to TUV and UL safety and quality standards.

SOLF-G

www.solarfun-power.com

SOURCE: Solarfun Power Holdings Co., Ltd.

Solarfun Investor Contact:
Paul Combs
V.P. Strategic Planning
26F BM Tower
218 Wusong Road
Shanghai, 200080
P. R. China
Tel:  86-21-26022833 / Mobile:  86 138 1612 2768
E-mail: IR@solarfun-power.com

Christensen
Kathy Li
Tel:  +1 480 614 3036
E-mail:  kli@ChristensenIR.com

Roger Hu
Tel:  852 2117 0861
E-mail:  rhu@ChristensenIR.com